GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2013

The following management’s discussion and analysis (“MD&A”), which is dated as of April 30, 2014, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2013 (“fiscal 2013”) in comparison with those as at and for the financial year of the Company ended December 31, 2012 (“fiscal 2012”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2013 and fiscal 2012 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of minerals will be produced), changes in equity markets, copper recoveries being less  than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey or Oman, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

1

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources.  The Company’s current main area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.  In April 2014, the Company entered into an agreement with Savannah Resources plc (the "Purchaser") to sell to the Purchaser all of Gentor's properties in Oman (the "Oman Sale").  The Purchaser is an AIM-listed mineral exploration company.  The Oman Sale is being effected by way of the sale to the Purchaser of all of Gentor's shares in Gentor's wholly-owned British Virgin Islands subsidiary, Gentor Resources Limited.  The interests of Gentor in its properties in Oman are held through the said subsidiary.  The Oman Sale reflects Gentor’s focus on its copper exploration properties in Turkey.  The consideration for the Oman Sale is comprised of a cash payment of $800,000 payable to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company. Closing of the Oman Sale is anticipated to occur in May 2014.

In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company has negotiated two joint venture option agreements with two local Turkish entities.  The option agreement that the Company had with respect to the Hacimeter exploration permit in Turkey expired in April 2013.  The prime target in these areas in Turkey is copper; however there is a strong association with other base metals and gold.  No exploration was undertaken at the Company’s molybdenum tungsten project in east central Idaho in the U.S. (the “Idaho project”) during the year ended December 31, 2013 and the Company has determined to not continue with the Idaho project and has relinquished its rights in respect of this project.

2

As described in the going concern note to the Annual Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern.  See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note 1 in the Annual Financial Statements.

Turkey

The Company’s exploration activities in Turkey during fiscal 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectively reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work has led to the identification of several highly prospective VMS exploration targets which are being followed up during 2014 (exploration has been conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company has negotiated joint venture option agreements with two local Turkish entities with details as follows:

The First JV Option Agreement

An option agreement was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000, including at least 1,000 metres of drilling, within the option period.
•	Gentor has the right to purchase the VMS rights on the permits for $1,000,000 cash.
•	On expiry of the option period on June 18, 2014, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement

An option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000 over the option period.
•	On expiry of the option period on May 15, 2014, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the local partner has the right to contribute or dilute to 10% on a formula.
•	Below 10% the local partner has the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

3

After the signing of the above JV Options the attention was directed to these properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the JV ground runs into a tender designated area. A 2,100 metre diamond drilling program is designed and the necessary environmental permit has already been received; forestry permit is still pending. This Option has also been extended to December 31, 2014. Similar mapping and soil sampling in the second JV Option ground revealed a one kilometre long gossan marked altered zone. Both the option grounds are considered suitable for VMS- style Cu mineralisation with added possibilities for both Au & Ag.

Oman

The Company’s exploration activities in the Sultanate of Oman have related to the Block 5 and Block 6 exploration permit areas. The work programs for fiscal 2011 and fiscal 2012 consisted mainly of resource drilling and resource estimation at the Mahab 4 and Maqail South prospects, and exploration drilling of geological, geophysical and Versatile Time-Domain Electromagnetic (“VTEM”) targets in the wider permit areas.

Exploration on the Block 5 and Block 6 permit areas between fiscal 2011 and fiscal 2012 had an increased focus on geological-geophysical targets in addition to ongoing testing of VTEM anomalies. Of the 14 prospects drilled during fiscal 2012, 6 were geological targets, 3 were combined geological-geophysical targets and 5 were VTEM anomalies. Thirty six diamond drill holes were completed for approximately 3,800 metres between early January and late July 2012, when drilling stopped. VMS related mineralisation was identified at Maqail, where boulders of massive sulphide were identified in a road cut and intersected in drill core. Significant disseminated to stringer style sulphide mineralisation was also intersected in drill core at Dahwa and Shebibat West. At the end of fiscal 2012, 21 of the original 46 non-cultural VTEM anomalies (46%) had been drill tested. This work led to the discovery of two new VMS deposits at Mahab 4 and Maqail South, both in Block 5. Of the 25 remaining un-drilled VTEM anomalies, 5 are considered a high priority for future drilling while 9 are hosted in rock types considered unlikely to host VMS mineralisation.

Mahab 4 Prospect

The Mahab 4 prospect discovery in Block 5 was made late in fiscal 2010 by following up a high priority positive EM response from the regional (helicopter-borne) VTEM survey flown in April and May of 2010. The VTEM survey highlighted a strong three line (+300 metre) long conductor coincident with a specific horizon within the basalt stratigraphy of the Semail Ophiolite package. The Mahab 4 prospect VTEM anomaly was prioritized for early drilling on the identification of a small surface gossan, exposed malachite and azurite (copper oxides) and the intercalated purple, sea floor sediments (umbers) within the basalt stratigraphy. The anomaly had not been previously drilled or trenched.

The stratigraphic position of the Mahab 4 discovery is the most commonly known mineralised horizon in the Semail Ophiolite of Oman and has been named the "Hatta Position". Along strike to the north, this stratigraphic horizon is believed to host the Hatta deposits being mined by Mawarid Mining LLC, as well as the Lasail, Bayda and Aadja pits mined out by the government parastatal company OMCO in the 1980s and 1990s. Within Block 5, small VMS deposits have been identified on the same horizon at Harah Kilab and Mahab 3 to the north.

Two diamond drill holes for ~315 metres were completed at Mahab 4 during January 2012. These represented the completion of a resource drilling program totaling 50 drill holes for ~6,169 metres that began in February 2011.

4

H&S Consultants Pty. Ltd. (“H&S”), an Australian based minerals consultancy firm, was commissioned to produce a maiden National Instrument 43-101 resource estimate for Mahab 4. The results of this work were announced by the Company in June 2012; VMS mineralisation at Mahab 4 comprised an Indicated Mineral Resource of 916 kt @ 2.8% Cu, 0.18 g/t Au and 0.54% Zn and an Inferred Mineral Resource of 590 kt @ 0.9% Cu. These resources included a high grade massive sulphide Indicated Mineral Resource component of 400 kt @ 5.0% Cu, 0.35 g/t Au and 0.96% Zn.

Wardell Armstrong, a U.K. based metallurgical consultancy, was commissioned to undertake scoping level testwork on Mahab 4 mineralisation in early 2012. Two phases of testwork were completed during fiscal year 2012; results from the first were announced by the Company in April 2012. The first phase of testwork considered a composite drill core sample of primary massive sulphide with a head grade of 9.77% Cu. This was successfully upgraded by standard flotation conditions to produce marketable concentrate grades of 20-27% copper at recoveries of 90-94%. The second phase of testwork considered composite massive sulphide and quartz vein stringer samples with representative head grades of 4.05% Cu and 0.86% Cu respectively. For the massive sulphide composite, rougher flotation followed by a single cleaner stage recovered 88.5% of the copper to a concentrate grading 21.4% Cu. For the quartz vein stringer composite, a similar process recovered 90.9% of the copper to a concentrate grading 28.4% Cu.

Maqail South Prospect

The Maqail South prospect was discovered in 2010 by following up a high priority (helicopter-borne) VTEM target from the VTEM survey flown in Block 5 during April and May 2010. The anomaly consisted of a strong 200 metre by 100 metre conductor and associated weaker response, located near the Maqail group of targets previously investigated by the Japan International Cooperation Agency in the 1990's.

Drilling at the Maqail South prospect began in August of 2010 using track-mounted rigs. Discovery came following the identification of several key Cyprus-type VMS exploration vectors in holes GRB5D004 and GRB5D007 - namely a moderately altered/weakly mineralised footwall sequence and seafloor sediments containing sulphide disseminations and weak stringers. Holes GRB5D0023, GRB5D0024 and GRB5D031 intersected 6 metres to 13 metres of mound facies massive sulphide associated with the Geotimes - Lasail seafloor position at depths of between 35 metres and 70 metres below the top of the ridge.

Seven diamond drill holes for ~413.5 metres were completed at Maqail South during January and February of 2012. These represented the completion of a resource drilling program totaling 30 drill holes for ~2,668 metres that began in March 2011.

H&S were commissioned to produce a maiden National Instrument 43-101 resource estimate for Maqail South. The results of this work were announced by the Company in June 2012: VMS mineralisation at Maqail South comprised Inferred Mineral Resources of 160 kt @ 3.8% Cu and 0.14 g/t Au.

Wardell Armstrong was commissioned to undertake scoping level testwork on Maqail South mineralisation in early 2012. A single phase of testwork considered a composite drill core sample of primary massive sulphide with a representative head grade of 3.61% Cu. Rougher flotation followed by a single cleaner stage recovered 94.5% of the copper to a concentrate grading 27.7% Cu.

5

Outlook

Oman

The Company anticipates closing the Oman Sale in May 2014. Proceeds from this sale will be applied to, among other things, the drilling program planned for the Company's Turkey properties.

Turkey

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular. A 2,100 metre diamond drilling program is planned for the Karaburun prospect upon receipt of the required forestry permit.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by H&S Consultants Pty. Ltd., dated June 29, 2012 and entitled "Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company in this MD&A, such as "Inferred Mineral Resources" and "Indicated Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to closely consider all of the disclosures in the Company's annual report on Form 20-F dated April 30, 2014 relating to the year ended December 31, 2013 and other reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

6

	2013	2012	2011

Net loss	$(20,106,911)	$(5,270,719)	$(5,603,314)
Net loss per share	(0.32)	(0.08)	(0.09)
Total assets	1,027,955	20,410,406	25,527,076
Total current liabilities	1,105,487	571,319	998,565
Total non-current liabilities	-	-	-

For fiscal 2013, the Company had a net loss of $20,106,911 compared to a net loss of $5,270,719 in fiscal 2012. The increase in the loss for 2013 was primarily due to a $17,448,198 impairment assessment on the mineral properties asset to bring the asset to a value of $800,000. This amount represents the initial consideration the Company will receive upon closing the Oman Sale. The Company’s net loss for fiscal 2012 decreased to $5,270,719 from a net loss of $5,603,314 recorded during fiscal 2011.The decrease in the loss in 2012 was primarily due to a $434,457 decrease in drilling expenses partially offset by an increase in field camp expenses, compared to 2011.

Results of Operations

For fiscal 2013, the Company reported a net loss of $20,106,911 as compared to a net loss of $5,270,719 for the year ended December 31, 2012. The loss in fiscal 2013 was significantly attributable to the impairment charge of $17,448,198 recorded against the Oman assets. As well, during fiscal 2013 as compared to fiscal 2012 there were significant decreases in drilling, professional, geology, general and administrative and geophysics expenses. General and administrative activities included costs such as stock based compensation, salaries, travel and promotion as well as office and sundry. During fiscal 2013, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2012:

Field camps

Field camps expenses decreased to $303,733 for fiscal 2013 from $368,466 for fiscal 2012. The decrease of $64,733 in this category was mainly due to reduction of exploration activities related to the Turkey projects. Field camps expenses increased to $368,466 for fiscal 2012 from $166,718 for fiscal 2011. The increase of $201,748 in fiscal 2012 was mainly due to increased supplies, tools, repairs and maintenance costs.

Surveying

Surveying expenses decreased to $nil for fiscal 2013 from $106,471 for fiscal 2012. The reduction in this category was the result of mapping activities in Turkey being initiated and completed in 2012 such that no further mapping was required in 2013. Surveying expenses increased to $106,471 for fiscal 2012 from $22,586 for fiscal 2011. The increase of $83,886 in fiscal 2012 was the result of activities necessary to complete mapping of the Company’s exploration ground in Turkey.

Geophysics

Geophysics expenses decreased to $7,709 for fiscal 2013 from $143,088 for fiscal 2012. The decrease of $135,379 in this category was mainly due to expenses incurred in fiscal 2012 for consulting costs related to the Hacimeter project in eastern Turkey. Geophysics expenses increased to $143,088 for fiscal 2012 from $106,382 for fiscal 2011. The increase of $36,706 in fiscal 2012 was mainly due to ground electro-magnetic surveys conducted over the Hacimeter project in eastern Turkey.

7

Geochemistry

Geochemistry expenses decreased to $4,591 for fiscal 2013 from $59,854 for fiscal 2012. The decrease in this category was mainly due to a decrease in assaying activities in Oman during fiscal 2013. Geochemistry expenses decreased to $59,854 for fiscal 2012 from $70,726 for fiscal 2011. The decrease in this category was mainly due to a decrease in assaying activities in Oman during fiscal 2012.

Geology

Geology expenses decreased to $112,033 for fiscal 2013 from $452,582 for fiscal 2012. The decrease of $340,549 in this category was due to decreased geological exploration activities in Oman during fiscal 2013. Geology expenses decreased to $452,582 for fiscal 2012 from $538,383 for fiscal 2011. The decrease of $85,801 in fiscal 2012 was due to completion of the drill evaluation stage at both the Mahab 4 and Maqail South prospects and a resumption of more regional lower cost exploration activities.

Drilling

Drilling expenses decreased to $nil for fiscal 2013 from $669,436 for fiscal 2012. The decrease in this category was due to drilling activity being completed in 2012 on the Hacimeter project in Turkey and regional lower cost exploration activities being carried out in Oman, such that no further drilling was undertaken in 2013. Drilling expenses decreased to $669,436 for fiscal 2012 from $1,103,893 for fiscal 2011. The decrease of $434,457 in fiscal 2012 was due to completion of the drill evaluation stage at both the Mahab 4 and Maqail South prospects and a resumption of more regional lower cost exploration activities in Oman.

Professional fees

Professional fees decreased to $184,191 for fiscal 2013 from $499,872 for fiscal 2012. The decrease in this category was mainly related to legal fees, which decreased by approximately 87% to $46,582 during fiscal 2013 from $350,369 during fiscal 2012. The higher fees in 2012 as compared to 2013 were mainly due to higher legal costs incurred related to the corporate reorganization completed by the Company during the first quarter of 2012. Professional fees decreased to $499,872 for fiscal 2012 from $1,100,807 for fiscal 2011. The decrease in this category was mainly related to legal fees, which decreased by approximately 44% to $350,369 during fiscal 2012 from $782,673 during fiscal 2011. Legal fees incurred in 2011 were mainly in connection with the listing of the Company’s common shares on the TSX Venture Exchange as well as in relation to the corporate reorganization and other corporate compliance matters.

General and administrative

General and administrative expenses decreased to $2,010,986 for fiscal 2013 from $3,111,081 for fiscal 2012 and general and administrative expenses increased to $3,111,081 for fiscal 2012 from $2,431,515 for fiscal 2011. The expense items listed below which are included in general and administrative expenses mainly contributed to the decrease of $1,100,095 in fiscal 2013 and increase of $679,566 in fiscal 2012 as follows:

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Travel and promotion

The Company incurred travel and promotion expenses of $68,314 for fiscal 2013, decreased from $260,734 incurred fiscal 2012 due to decreased visits to the Company's projects in Oman and Turkey, as well as corporate travel costs in relation to the Company’s shareholder relations activities during fiscal 2013. The travel and promotion expenses of $260,734 for fiscal 2012, increased from $195,298 incurred fiscal 2011 due to increased visits to the Company's projects in Oman and Turkey, as well as corporate travel costs in relation to the Company’s shareholder relations activities during fiscal 2012.

Employee benefits

The Company employee benefits expense decreased to $1,364,866 during fiscal 2013 compared to $2,092,861 recorded during fiscal 2012 due to a decrease in personnel at the Oman and Turkey sites during fiscal 2013. Employee benefits expense increased to $2,092,861 during fiscal 2012 compared to $1,438,242 recorded during fiscal 2011 due to the hiring of additional personnel for the Turkey project in 2012.

Office and sundry

Office and sundry expenses decreased to $464,131 for fiscal 2013 compared to $570,417 for fiscal 2012, due to the reduction of administration costs by the Company to conserve funds. Office and sundry expenses increased to $570,417 for fiscal 2012 compared to $216,048 for fiscal 2011, due to increased rent and other office expenses related to the addition of the Turkey operations during fiscal 2012.

Foreign exchange gain

The Company recorded a foreign exchange loss of $35,418 during fiscal 2013, compared to a foreign exchange gain of $38,135 recorded during fiscal 2012, due to fluctuations in the value of the United States dollar relative to the Canadian dollar, Omani rial, Turkish lira, and British pound. A foreign exchange gain of $38,135 recorded during fiscal 2012, compared to a foreign exchange gain of $56,596 recorded during fiscal 2011, due to fluctuations in the value of the United States dollar relative to the Canadian dollar, Omani rial, Turkish lira and British pound.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during 2013 decreased to $78,256 from $207,199 recorded during 2012. This decrease is related to fewer stock options granted or vested to employees, directors and officers of the Company during 2013 as compared to 2012. The fair value of employee stock based compensation expenses recorded during 2012 decreased to $207,199 from $257,680 recorded during 2011. This decrease is related to fewer stock options granted to employees, directors and officers of the Company during 2012 as compared to 2011.

9

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2013 and fiscal 2012. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2013	2013	2013	2013
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(18,050,034)	$(428,681)	$(1,066,123)	$(562,073)
Net loss per share	$(0.28)	$(0.01)	$(0.02)	$(0.01)

	2012	2012	2012	2012
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(1,204,586)	$(1,312,165)	$(1,632,221)	$(1,121,747)
Net loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.02)

The Company reported a net loss of $18,050,034 during the fourth quarter of 2013 compared to a net loss of $428,681 during the third quarter of 2013. The increase of $17,621,353 in the fourth quarter is mainly attributed to the impairment charge of $17,448,198 recorded against the Oman assets.

The Company reported a net loss of $428,681 during the third quarter of 2013 compared to a net loss of $1,066,123 in the second quarter of 2013. The decrease of $637,442 in the third quarter is mainly attributed to the reduction in field camp and geophysics expenses with respect to exploration activities related to Turkey.

The Company reported a net loss of $1,066,123 during the second quarter of 2013 compared to a net loss of $562,073 in the first quarter of 2013. The increase of $504,050 in the second quarter was mainly due to increased field camp and geophysics activity related to Turkey.

The Company reported a net loss of $562,073 during the first quarter of 2013 compared to a net loss of $1,204,586 in the fourth quarter of 2012. The decrease of $642,513 was mainly due to decreased general and administration expenses of $534,632 and decreased professional fees of $83,110.

The Company reported a net loss of $1,204,586 during the fourth quarter of 2012 compared to a net loss of $1,312,165 in the third quarter of 2012. The decrease of $107,579 was mainly due to decreased drilling and geophysics expenses that were partially offset by increased general and administrative expenses.

The Company reported a net loss of $1,312,165 during the third quarter of 2012 compared to a net loss of $1,632,221 in the second quarter of 2012. The decrease of $320,056 was mainly due to decreased general and administration expenses related to new Turkey project costs incurred in the second quarter of 2012 that were not incurred in the third quarter of 2012. The decrease in costs was partially offset by increased drilling (in Turkey) expenses in the third quarter of 2012.

10

The Company reported a net loss of $1,632,221 during the second quarter of 2012 compared to a net loss of $1,121,747 in the first quarter of 2012. The increase of $510,474 was mainly due to increased general and administration expenses due to the then new project in Turkey and costs associated with set up in that region.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2013 was $30,709 compared to $1,689,511 as at December 31, 2012. The foregoing decrease in the cash balance was primarily due to operating activities, which consisted of exploration activities, general corporate costs and administrative costs.

On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units of the Company at a price of Cdn$0.0525 per unit for proceeds to the Company of Cdn$393,750. Each such unit is comprised of one common share of the Company and one warrant of the Company with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years.

On February 20, 2014, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of Cdn$0.075 per unit for proceeds to the Company of Cdn$150,000. Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years.

Taking into account the 2014 financings, the Company anticipates that the Company’s current cash position is sufficient to fund its activities and corporate overhead until the end of 2014. The Company will need to raise additional funds to meet its financial obligations and to continue its activities past 2014. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Total assets at December 31, 2013 were $1,027,955 compared to $20,410,406 as at December 31, 2012. The change in these balances reflects the impairment charges of $17,448,198 against mineral properties, depreciation of capital assets, and the general disbursement of funds mainly in relation to the Company’s exploration activities, since December 31, 2012.

Current liabilities as at December 31, 2013 were $1,105,487 compared to $571,319 as at December 31, 2012. This increase in current liabilities is the result of timing of payment of accounts payable and amounts due to related parties incurred during 2013.

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Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2013:

31-Dec-13	Oman Project	Idaho Project	Turkey Project	Total
Field camps expenses	27,879	-	275,854	303,733
Geophysics	2,708	-	5,000	7,708
Surveying	-	-	-	-
Geochemistry	892	-	3,698	4,590
Geology	112,003	-	-	112,003
Mineral properties	-	-	-	-
Drilling	-	-	-	-
Environmental testing	-	-	-	-
Professional fees	28,758	-	6,415	35,173
General & administration	896,518	5,845	196,866	1,099,229
Foreign exchange	5,825		8,110	13,935
Stock compensation expense	-	-	-	-
Depreciation and amortization	46,723	-	5,276	51,999
Gain on capital asset sale	(42,292)	-	-	(42,292)
TOTAL	$1,079,014	$5,845	$501,219	$1,586,078

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2012:

31-Dec-12	Oman Project	Idaho Project	Turkey Project	Total
Field Camps - Houses	108,622	-	251,790	360,412
Geophysics	-	-	77,161	77,161
Surveying	101,190	-	5,283	106,473
Geochemistry	37,255	-	22,598	59,853
Geology	78,486	-	-	78,486
Mineral properties	-	50,000	-	50,000
Drilling	400,045	-	269,391	669,436
Environmental testing	10,741	-	-	10,741
Professional fees	48,496	4,768	20,124	73,388
General & admin.	1,306,914	10,335	352,665	1,669,914
Stock compensation expense	374,096	-	-	374,096
Depreciation and amortization	56,994	-	18,014	75,008
Gain on capital asset sale	-	(100)	-	(100)
TOTAL	$2,522,839	$65,003	$1,017,026	$3,604,868

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Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at April 30, 2014, the Company had outstanding 72,253,840 common shares, warrants to purchase a total of 8,500,000 common shares and 1,350,000 stock options.

Related Party Transactions

As of December 31, 2013, a balance of $79,840 advanced to the Company from Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.) was outstanding (December 31, 2012 - $79,840).  This advance is unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2013, an amount of $93,001 (December 31, 2012 - $733) was due to Dr. Peter Ruxton, a director of the Company. During the year ended December 31, 2013, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $8,840 (December 31, 2012 - $43,126).

As of December 31, 2013, an amount of $64,297 (December 31, 2012 - $3,171) representing common office expenses was due to Banro Corporation, a corporation with a common director.

As of December 31, 2013, an amount of $90,000 (December 31, 2012 - $nil) was advanced to the Company by Arnold Kondrat, a director and officer of the Company. This advance is unsecured, non-interest bearing and re-payable upon demand.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”).  ASU 2013-11 requires an entity to report an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective prospectively for interim and annual periods beginning after December 15, 2013, with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

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In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”).  ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted.  The adoption of this amendment in 2013 did not have a material effect on the presentation of the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  As at December 31, 2013, an impairment of $17,448,198 was recorded against the carrying value of mineral properties. Please see note 5 of the Annual Financial Statements for details.

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Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at December 31, 2013.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2013, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 (no options granted in 2013) based on the following assumptions:

(i)	Risk-free interest rate: nil%, which is based on the 3-5 year Bank of Canada marketable bonds average yield (December 31, 2012 – 0.81% - 0.91%).
(ii)	Expected volatility: nil%, which is based on the Company’s historical stock price (December 31, 2012 – 67.11% - 67.33%)
(iii)	Expected life: nil (December 31, 2012 – 5 years).
(iv)	Expected dividends: $nil (December 31, 2012 - $nil).

Fair value of financial instruments

The Company follows SFAS 157 (ASC 820-10) for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

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Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars, Turkish liras and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, Turkish lira, Canadian dollar and British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial, Turkish Lira, Canadian dollar, and British pound would have had the equal but opposite effect as at December 31, 2013.

	Omani Rial	Canadian Dollar	Turkish Lira	British Pound
	$	$	$	$
Cash	1,080	13,662	27,399	-
Prepaids and advances	1,150	4,162	108,333	-
Accounts payable	-	(120,310)	(7,498)	(58,723)
Accrued liabilities	(82,389)	(1,500)	-	-
Total foreign currency working capital	(80,159)	(103,986)	128,234	(58,723)
US$ exchange rate at December 31, 2013	2.5909	0.9402	0.4673	1.6573
Total foreign currency net working capital in US$	(207,684)	(97,768)	59,924	(97,322)
Impact of a 10% strengthening of the US$ on net loss	(20,768)	(9,777)	5,992	(9,732)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

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Disclosures Of Fair Value Of Financial Assets And Liabilities

At December 31, 2013 and 2012, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

As at December 31, 2013, the Company noted impairment indicators relating to mineral properties including a reduced budget for our Oman project and decreasing commodity prices in the industry which has led to a decreased share price. An impairment assessment was completed and an impairment charge was recorded against the carrying value of mineral properties to accurately reflect the fair value of the asset as at December 31, 2013. The fair value of mineral properties was determined using the share purchase agreement signed by the Company.

The fair value of mineral properties would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:
December 31, 2013

Assets:	Level 1	Level 2	Level 3

Mineral properties	-	800,000	-

December 31, 2012

Assets:	Level 1	Level 2	Level 3

	-	-	-

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's activities in Oman and Turkey, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

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The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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